UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2012

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards Group Limited Announces Participation in Piper Jaffray Technology, Media & Telecommunications Conference

Crawley, West Sussex, United Kingdom — October 25th, 2012 — Edwards Group Limited (NASDAQ: EVAC) (“Edwards” or the “Company”) announced today that Matthew Taylor, Chief Executive Officer, and David Smith, Chief Financial Officer, will participate in the Piper Jaffray Technology, Media & Telecommunications Conference in New York on Tuesday, November 6th, 2012 with a presentation time of 2:30pm ET.

A live audio webcast of the conference presentation will be available on the Company’s website at http://investors.edwardsvacuum.com/.  An archive replay will also be available on the website for an extended period following the conference.

About Edwards

Edwards is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services for the manufacture of semiconductors, flat panel displays, LEDs and solar cells and a leader in vacuum technology for industrial, pharmaceutical, chemical, scientific, process, glass coating and food packaging industries as well as a wide range of R&D applications.

Edwards has over 3,300 full-time employees and over 600 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

Contacts:

Investor Relations:

Ross Hawley

Head of Investor Relations

Edwards

+44 (0) 1293 528844

investors@edwardsvacuum.com

Monica Gould,

The Blueshirt Group

+1 212 871-3927

monica@blueshirtgroup.com

EVAC-F

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 25, 2012	EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay

	Name:	ADAM RAMSAY

	Title:	LEGAL DIRECTOR

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